UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(A)

Centric Brands Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

15644G 104

(CUSIP Number)

Matthew D. Eby

Tengram Capital Associates, LLC

15 Riverside Avenue

Westport, CT 06880

Tel: (203) 454-69999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of reporting person Tengram Capital Partners Gen2 Fund, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,363,306 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,363,306 (1)

11.	Aggregate amount beneficially owned by each reporting person 1,363,306 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.4% (2)
14.	Type of reporting person (see instructions) HC; PN

(1) Consists of 1,363,306 shares of Common Stock held directly by Tengram Capital Partners Gen2 Fund, L.P. (“Tengram Fund I”). Tengram Capital Associates, LLC (“TCA”) is the general partner of Tengram Fund I. Matthew Eby and William Sweedler are the co-managing members of TCA. Each of Matthew Eby, William Sweedler, TCA and Tengram Fund I may be deemed to share the voting and dispositive power of the above shares.

(2) Based upon 14,079,480 shares of common stock, par value $0.10 per share (“Common Stock”) of Centric Brands Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of August 14, 2018, per the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2018, as adjusted for the following transactions: (i) the conversion of 50,000 shares of 10.0% Series A Convertible Preferred Stock, par value $0.10 per share (the “Series A Convertible Preferred Stock”), of the Issuer into 5,852,142 shares of Common Stock on October 29, 2018; (ii) the conversion of 4,587,964 shares of 10.0% Series A-1 Convertible Preferred Stock, par value $0.10 per share (the “Series A-1 Convertible Preferred Stock”) into 4,951,177 shares of Common Stock on October 29, 2018; (iii) the Issuer’s private placement of 33,094,501 shares of Common Stock on October 29, 2018 (such as adjusted amount, which totals 57,977,300 shares of Common Stock, the “As Adjusted Outstanding Amount”).

1.	Name of reporting person Tengram Capital Associates, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,517,774 (3)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,517,774 (3)

11.	Aggregate amount beneficially owned by each reporting person 1,517,774 (3)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.6% (4)
14.	Type of reporting person (see instructions) HC

(3) Consists of 1,363,306 shares of Common Stock held directly by Tengram Fund I, 112,559 shares of Common Stock held directly by TCA and 41,909 shares of Common Stock held directly by RG II Blocker, LLC. TCA is the general partner of Tengram Fund I and the manager of RG II Blocker, LLC. Matthew Eby and William Sweedler are the co-managing members of TCA. Each of Matthew Eby, William Sweedler, TCA and Tengram Fund I may be deemed to share the voting and dispositive power of the above shares.

(4) Based upon the As Adjusted Outstanding Amount of 57,977,300 shares of Common Stock.

1.	Name of reporting person TCP Denim, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,852,142 (5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,852,142 (5)

11.	Aggregate amount beneficially owned by each reporting person 5,852,142 (5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.1% (6)
14.	Type of reporting person (see instructions) OO

(5) Consists of 5,852,142 shares of Common Stock held directly by TCP Denim, LLC. TCP Denim, LLC is managed by its sole member, Tengram Capital Partners Fund II, L.P. (“Tengram Fund II”). Tengram Capital Associates II, LLC (“TCA II”) is the general partner of Tengram Fund II. Matthew Eby and William Sweedler are the co-managing members of TCA II. Each of Matthew Eby, William Sweedler, TCA II and Tengram Fund II may be deemed to share the voting and dispositive power of the above shares.

(6) Based upon the As Adjusted Outstanding Amount of 57,977,300 shares of Common Stock.

1.	Name of reporting person Tengram Capital Partners Fund II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,303,319 (7)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,303,319 (7)

11.	Aggregate amount beneficially owned by each reporting person 11,303,319 (7)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 19.3% (8)
14.	Type of reporting person (see instructions) HC; PN

(7) Consists of: (i) 5,852,142 shares of Common Stock held directly by TCP Denim, LLC; (ii) a warrant owned by Tengram Fund II for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment) and (iii) 4,951,177 shares of Common Stock held by Tengram Fund II. TCP Denim, LLC is managed by its sole member, Tengram Fund II. TCA II is the general partner of Tengram Fund II. Matthew Eby and William Sweedler are the co-managing members of TCA II. Each of Matthew Eby, William Sweedler, TCA II and Tengram Fund II may be deemed to share the voting and dispositive power of the above shares.

(8) Based upon the As Adjusted Outstanding Amount of 57,977,300 shares of Common Stock, as adjusted further for the 500,000 shares of Common Stock issuable upon exercise of the warrant.

1.	Name of reporting person Tengram Capital Associates II, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,303,319 (9)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,303,319 (9)

11.	Aggregate amount beneficially owned by each reporting person 11,303,319 (9)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 19.3% (10)
14.	Type of reporting person (see instructions) HC

(9) Consists of: (i) 5,852,142 shares of Common Stock held directly by TCP Denim, LLC; (ii) a warrant owned by Tengram Fund II for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment) and (iii) 4,951,177 shares of Common Stock held by Tengram Fund II. TCP Denim, LLC is managed by its sole member, Tengram Fund II. TCA II is the general partner of Tengram Fund II. Matthew Eby and William Sweedler are the co-managing members of TCA II. Each of Matthew Eby, William Sweedler, TCA II and Tengram Fund II may be deemed to share the voting and dispositive power of the above shares.

(10) Based upon the As Adjusted Outstanding Amount of 57,977,300 shares of Common Stock, as adjusted further for the 500,000 shares of Common Stock issuable upon exercise of the warrant.

1.	Name of reporting person Matthew Eby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 9,058 (11)
	8.	Shared voting power 12,821,093 (12)
	9.	Sole dispositive power 9,058 (11)
	10.	Shared dispositive power 12,821,093 (12)

11.	Aggregate amount beneficially owned by each reporting person 12,830,151 (11)(12)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.9% (13)
14.	Type of reporting person (see instructions) HC; IN

(11) Consists of 9,058 shares of Common Stock held directly by Matthew Eby, over which Mr. Eby has sole voting and dispositive power.

(12) Consists of: (i) 5,852,142 shares of Common Stock held directly by TCP Denim, LLC; (ii) a warrant owned by Tengram Fund II for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment); (iii) 4,951,177 shares of Common Stock held by Tengram Fund II; (iv) 1,363,306 shares of Common Stock held directly by Tengram Fund I; (v) 112,559 shares of Common Stock held directly by TCA; and (vi) 41,909 shares of Common Stock held directly by RG II Blocker, LLC. TCP Denim, LLC is managed by its sole member, Tengram Fund II. TCA is the general partner of Tengram Fund I and the manager of RG II Blocker LLC, and TCA II is the general partner of Tengram Fund II. Matthew Eby and William Sweedler, as the co-managing members of TCA and TCA II, may be deemed to share the voting and dispositive power of the above 12,821,093 shares of Common Stock.

(13) Based upon the As Adjusted Outstanding Amount of 57,977,300 shares of Common Stock, as adjusted further for the 500,000 shares of Common Stock issuable upon exercise of the warrant.

1.	Name of reporting person William Sweedler
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 9,059 (14)
	8.	Shared voting power 12,821,093 (15)
	9.	Sole dispositive power 9,059 (14)
	10.	Shared dispositive power 12,821,093 (15)

11.	Aggregate amount beneficially owned by each reporting person 12,830,152 (14)(15)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.9% (16)
14.	Type of reporting person (see instructions) HC; IN

(14) Consists of 9,059 shares of Common Stock held directly by William Sweedler, over which Mr. Sweedler has sole voting and dispositive power.

(15) Consists of: (i) 5,852,142 shares of Common Stock held directly by TCP Denim, LLC; (ii) a warrant owned by Tengram Fund II for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment); (iii) 4,951,177 shares of Common Stock held by Tengram Fund II; (iv) 1,363,306 shares of Common Stock held directly by Tengram Fund I; (v) 112,559 shares of Common Stock held directly by TCA; and (vi) 41,909 shares of Common Stock held directly by RG II Blocker, LLC. TCP Denim, LLC is managed by its sole member, Tengram Fund II. TCA is the general partner of Tengram Fund I and the manager of RG II Blocker LLC, and TCA II is the general partner of Tengram Fund II. Matthew Eby and William Sweedler, as the co-managing members of TCA and TCA II, may be deemed to share the voting and dispositive power of the above 12,821,093 shares of Common Stock.

(16) Based upon the As Adjusted Outstanding Amount of 57,977,300 shares of Common Stock, as adjusted further for the 500,000 shares of Common Stock issuable upon exercise of the warrant.

Explanatory Note

This Amendment No. 4 (this “Amendment No. 4”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2016, as amended on May 10, 2017, July 21, 2017 and January 18, 2018 (as amended through the date hereof, the “Schedule 13D”), on behalf of the Reporting Persons with respect to the shares of common stock, par value $0.10 per share (the “Common Stock”), of Centric Brands Inc., a Delaware corporation (the “Issuer”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 4.

Item 1.     Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to Common Stock, par value $0.10 per share, of Centric Brands Inc., a Delaware corporation, whose principal executive offices are located at 350 5th Avenue, 6th Floor, New York, NY.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“On October 29, 2018, (i) the 50,000 shares of 10.0% Series A Convertible Preferred Stock, par value $0.10 per share (the “Series A Convertible Preferred Stock”), of the Issuer held by TCP Denim, LLC converted into 5,852,142 shares of Common Stock, and (ii) the 4,587,964 shares of 10.0% Series A-1 Convertible Preferred Stock, par value $0.10 per share (the “Series A-1 Convertible Preferred Stock”), of the Issuer held by Tengram Capital Partners Fund II, L.P. (“Tengram Fund II”) converted into 4,951,177 shares of Common Stock. No consideration was paid by TCP Denim, LLC or Tengram Fund II in connection with the conversion of the Series A Convertible Preferred Stock or the Series A-1 Convertible Preferred Stock, respectively.”

Item 4.         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The information contained in Item 3 above is hereby incorporated by reference.

On October 29, 2018, TCP Denim, LLC, Tengram Fund II, Tengram Capital Partners Gen2 Fund, L.P., Tengram Capital Associates, LLC and RG II Blocker, LLC (collectively, with TCP Denim, LLC, Tengram Fund II, Tengram Capital Partners Gen2 Fund, L.P. and Tengram Capital Associates, LLC, the “Tengram Stockholders”) entered into that certain Stockholder Agreement (the “Stockholder Agreement”) by and among the Tengram Stockholders, the Issuer, GSO Capital Opportunities Fund III LP, GSO CSF III Holdco LP, GSO Aiguille des Grand Montets Fund II LP, GSO Credit Alpha II Trading (Cayman) LP, GSO Harrington Credit Alpha Fund (Cayman) L.P., BTO Legend Holdings L.P. and Blackstone Family Tactical Opportunities Investment Partnership III (Cayman) – NQ – ESC L.P. (collectively, with GSO Capital Opportunities Fund III LP, GSO CSF III Holdco LP, GSO Aiguille des Grand Montets Fund II LP, GSO Credit Alpha II Trading (Cayman) LP, GSO Harrington Credit Alpha Fund (Cayman) L.P. and BTO Legend Holdings L.P., the “GSO Stockholders”).

Pursuant to the Stockholder Agreement, certain of the Reporting Persons have agreed with the GSO Stockholders to certain matters related to the Issuer’s securities and the Issuer’s board of directors (the “Board”). That agreement is described in Item 6 of this Statement on Schedule 13D and attached as Exhibit 99.1. Accordingly, the Reporting Persons, the GSO/BTO Stockholders and certain other affiliates of GSO Capital Partners, LP (“GSO”) and Blackstone Tactical Opportunities Advisors L.L.C. (“BTO”, and, collectively with GSO, such affiliates and with the GSO Stockholders, the “GSO Group”) may be deemed to be a group (the “Group”) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). The GSO Group may be deemed to beneficially own an aggregate of 26,219,501 shares of Common Stock as of October 29, 2018. In the aggregate, assuming the issuance of the 500,000 shares of Common Stock pursuant to the Warrant, the Group may be deemed to beneficially own 39,063,711 shares of Common Stock of the Company, which is 66.8% of the Common Stock outstanding (based upon the As Adjusted Outstanding Amount of 57,977,300 shares of Common Stock, as adjusted further for the 500,000 shares of Common Stock issuable upon exercise of the Warrant). The GSO Group has undertaken to file a separate Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing the required information. The Reporting Person assumes no responsibility for the information contained in such Schedule 13D filed by the GSO Group. The Reporting Persons expressly disclaim beneficial ownership of any securities of the Issuer acquired by the GSO Group.

Pursuant to the Stockholder Agreement, the Board shall have 8 members. For so long as the Tengram Stockholders beneficially own (i) at least 50% of the outstanding shares of Common Stock of the Issuer on a fully diluted basis held by the Tengram Stockholders as of October 29, 2018, the Tengram Stockholders may nominate two directors to the Board; and (ii) at least 5% of the outstanding shares of Common Stock of the Issuer on a fully diluted basis held by the Tengram Stockholders as of October 29, 2018, the Tengram Stockholders may nominate one director to the Board. The Tengram Stockholders appointed directors are Mr. Eby and Mr. Sweedler.

Also pursuant to the Stockholder Agreement, the Issuer agreed not to increase or decrease the number of directors on the Board and not to enter into a consolidation, merger or other strategic transaction if the consideration payable by the Issuer and its subsidiaries exceeds $50.0 million, in each case without the prior written consent of the Tengram Stockholders and the GSO Stockholders (together, with the Tengram Stockholders, the “Stockholders”). Neither Mr. Eby nor Mr. Sweedler will amend Item 4 of this Schedule 13D to disclose plans or proposal of the Issuer or known to him in his capacity as a director of the Issuer.

Information concerning the appointment of Messrs. Eby and Sweedler and other members to the Issuer’s Board, set forth under Item 5.02 of the Issuer’s Current Report on Form 8-K filed on January 29, 2016, is incorporated herein by reference. Additionally, the description of the Stockholder Agreement in Item 6 below is incorporated into this Item 4 by reference.

Each Reporting Person intends to review its or his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, changes in market prices of the Issuer’s Common Stock and conditions in the securities markets and general economic and industry conditions, each Reporting Person may in the future take such actions with respect to its or his investment in the Issuer as the Reporting Person deems appropriate including, without limitation, continuing to engage in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and its or his investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), corporate governance or operations of the Issuer,  or changing its or his intentions with respect to any and all matters referred to in Item 4 of Schedule 13D.

Tengram Fund II, as the holder of the SWIMS Warrant, and TCA II, William Sweedler and Matthew Eby, as indirect beneficial owners of the SWIMS Warrant, may agree with the Issuer from time to time to amend the terms of those securities.

Tengram Fund I, TCA, William Sweedler and Matthew Eby may from time to time dispose of all or a portion of the securities they received as a result of the pro rata in-kind distributions on January 23, 2017 and/or May 8, 2017, as applicable, whether in the open market, in privately negotiated transactions or otherwise, depending on various factors including those set forth above. Generally, each of the Reporting Persons may further acquire, hold, vote, trade, dispose or otherwise deal in Common Stock of the Issuer at times, and in such manner, as it or he deems advisable depending on various factors including those set forth above.

Other than as set forth above or as would occur with the completion of, or following, any of the actions discussed herein, each Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Each Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its or his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may at any time reconsider and change its or his plans or proposals relating to the foregoing.

Item 5.         Interest in Securities of the Issuer

The information set forth in Item 3 to this Amendment No. 4 is incorporated by reference into this Item 5. In addition, the information set forth on each of the cover pages hereto is incorporated by reference into this Item 5.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 to this Amendment No. 4 is incorporated by reference into this Item 6.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Registration Rights Agreement Amendment

On October 29, 2018, the Issuer entered into an amendment (the “Amendment”) to its registration rights agreement (the “Registration Rights Agreement”) with TCP Denim, TCP RG, LLC, TCP RG II, LLC and the investors named therein. Pursuant to the Registration Rights Agreement, as amended, and subject to the limitations described therein, the Issuer will provide certain demand and piggy back registration rights with respect to shares of Common Stock beneficially owned by the Reporting Persons as described therein.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which was described in and included as an exhibit to the Issuer’s Current Report on Form 8-K filed November 2, 2018 which is incorporated herein by reference.

Stockholder Agreement

On October 29, 2018, the Issuer entered into the Stockholder Agreement with the Stockholders. The Stockholder Agreement contains a number of agreements and restrictions with respect to securities of the Issuer held by the Stockholders.

The Stockholders agreed that, prior to the “Restriction Expiration Time,” which is defined as the earliest to occur of October 29, 2020, the date of a change of control of the Issuer and otherwise by agreement between the Issuer and the Stockholders, subject to certain limited exceptions described therein, the Stockholders may not transfer their shares of Common Stock or securities convertible into Common Stock (the “Restriction Shares”) or enter into voting arrangement or grant a proxy on their Restriction Shares other than in accordance with the Stockholder Agreement.

The Tengram Stockholders also granted each of Ares Capital Corporation and HPS Investment Partners, LLC a lockup on the Tengram Stockholders’ holdings of Common Stock prior to the Restriction Expiration Time, subject to certain limited exceptions described therein.

Also, the Stockholders agreed they will not undertake the following actions related to the Company or its Common Stock, as applicable: (i) engage in proxy solicitations; (ii) form a “group” for the purposes of Section 13(d)(3) of the Act (other than the Group); (iii) enter into a voting trust or other agreements related to voting the Common Stock (other than the Stockholder Agreement); (iv) conduct a contested solicitation of the Board; (v) solicit potential mergers, acquisitions or other strategic transactions with respect to the Issuer; or (vi) submit stockholder proposals to the Issuer.

The Stockholders agreed to grant the other Stockholders a binding right of first offer on the sale of their holdings of Common Stock until October 29, 2020 (subject to certain limited exceptions). Also, the Stockholders agreed to give the Issuer prior written notice of the transfer of Restricted Securities prior to certain transfers of such Restricted Securities.

The Issuer also agreed to give the Stockholders and their affiliates pre-emptive rights on equity issuances of the Issuer. Also pursuant to the Stockholder Agreement, the Issuer agreed not to increase or decrease the number of directors on the Board and not to enter into a consolidation, merger or other strategic transaction if the consideration payable by the Issuer and its subsidiaries exceeds $50.0 million, in each case without the prior written consent of the Stockholders.

Pursuant to the Stockholder Agreement, the Board shall have 8 members. For so long as the Tengram Stockholders beneficially own (i) at least 50% of the outstanding shares of Common Stock of the Issuer on a fully diluted basis held by the Tengram Stockholders as of October 29, 2018, the Tengram Stockholders may nominate two directors to the Board; and (ii) at least 5% of the outstanding shares of Common Stock of the Issuer on a fully diluted basis held by the Tengram Stockholders as of October 29, 2018, the Tengram Stockholders may nominate one director to the Board. The Tengram Stockholders appointed directors are Mr. Eby and Mr. Sweedler (collectively, with their respective successors and replacements, the “Tengram Directors”). Similarly, for so long as the GSO Stockholders beneficially own (i) at least 50% of the outstanding shares of Common Stock of the Issuer on a fully diluted basis held by the GSO Stockholders as of October 29, 2018, GSO (on behalf of the GSO Stockholders) may nominate two directors to the Board; and (ii) at least 5% of the outstanding shares of Common Stock of the Issuer on a fully diluted basis held by the GSO Stockholders as of October 29, 2018, GSO (on behalf of the GSO Stockholders) may nominate one director to the Board. The GSO appointed directors are Randall Kessler and Robert Petrini (collectively, with their respective successors and replacements, the “GSO Directors”). The Stockholders also agreed to cause the removal of the GSO Directors upon the request of the GSO Stockholders and the Tengram Directors upon the request of the Tengram Stockholders. Upon the written request of the Tengram Stockholders to GSO or GSO to the Tengram Stockholders, respectively, to remove an independent director of the Issuer, the Stockholders shall take best efforts to cause such independent director to be removed as a director of the Issuer.

Additionally, the nominating and corporate governance committee of the Board (the “Nominating Committee”) shall consist of one member appointed by the Tengram Stockholders, one member appointed by GSO (on behalf of the GSO Stockholders), and one independent director. For so long as the Tengram Stockholders beneficially own at least 5% of the outstanding shares of Common Stock of the Issuer on a fully diluted basis held by the Tengram Stockholders as of October 29, 2018, the Tengram Stockholders may nominate one member of the Nominating Committee. For so long as the GSO Stockholders beneficially own at least 5% of the outstanding shares of Common Stock of the Issuer on a fully diluted basis held by the GSO Stockholders as of October 29, 2018, GSO (on behalf of the GSO Stockholders) may nominate one member of the Nominating Committee.

The Stockholders agreed that they will not support the election of any independent director unless that individual is mutually acceptable to the Tengram Stockholders and the GSO Stockholders and to support the election of the chief executive officer of the Company to the Board. The Stockholders also agreed to vote, or cause to be voted, or grant a proxy to the Issuer all of the shares of Common Stock (or other voting equity of the Issuer) beneficially owned by such Stockholder (i) for the election of a director or directors or pursuant to any written consent for the election or removal of directors as agreed upon in the Stockholder Agreement; and (ii) to ensure that the governing documents of the Issuer facilitate the Stockholder Agreement and permit each Stockholder to receive the benefits it is entitled to under the Stockholder Agreement.

The foregoing description of the Stockholder Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholder Agreement, which was described in and included as an exhibit to the Issuer’s Current Report on Form 8-K filed November 2, 2018 which is incorporated herein by reference.

Item 7.         Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit 99.11	Amendment No. 1 to Registration Rights Agreement, dated as of October 29, 2018, by and among Differential Brands Group Inc. and the consenting investors party thereto (incorporated by reference to Exhibit 10.15 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 2, 2018).

Exhibit 99.12	Stockholder Agreement by and among Differential Brands Group Inc., TCP Denim, LLC, Tengram Capital Partners Fund II, L.P., Tengram Capital Partners Gen2 Fund, L.P., Tengram Capital Associates, LLC, RG II Blocker, LLC, GSO Capital Opportunities Fund III LP, GSO CSF III Holdco LP, GSO Aiguille des Grand Montets Fund II LP, GSO Credit Alpha II Trading (Cayman) LP, GSO Harrington Credit Alpha Fund (Cayman) L.P., BTO Legend Holdings L.P. and Blackstone Family Tactical Opportunities Investment Partnership III (Cayman) – NQ – ESC L.P., dated as of October 29, 2018 (incorporated by reference to Exhibit 10.12 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 2, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2018

TENGRAM CAPITAL PARTNERS GEN2 FUND, L.P.

By:	/s/ William Sweedler
	Name:	William Sweedler
	Title:	Co-Managing member of Tengram Capital Associates, LLC, as general partner of Tengram Capital Partners Gen2 Fund, L.P.

TENGRAM CAPITAL ASSOCIATES, LLC

By:	/s/ William Sweedler
	Name:	William Sweedler
	Title:	Co-Managing Member

TCP DENIM, LLC

By:	/s/ William Sweedler
	Name:	William Sweedler
	Title:	Co-Managing member of Tengram Capital Associates II, LLC, as general partner of Tengram Capital Partners Fund II, L.P., as sole member of TCP Denim, LLC

TENGRAM CAPITAL PARTNERS FUND II, L.P.

By:	/s/ Matthew Eby
	Name:	Matthew Eby
	Title:	Co-Managing member of Tengram Capital Associates II, LLC, as general partner of Tengram Capital Partners Fund II, L.P.

TENGRAM CAPITAL ASSOCIATES II, LLC

By:	/s/ William Sweedler
	Name:	William Sweedler
	Title:	Co-Managing Member

/s/ Matthew Eby
Matthew Eby

/s/ William Sweedler
William Sweedler